United States securities and exchange commission logo





                    December 22, 2020

       Suzanne Cope
       Chief Executive Officer
       Deseo Swimwear Inc.
       2120 K Street, Unit 2
       San Diego, CA 92102

                                                        Re: Deseo Swimwear Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed April 14,
2020
                                                            File No. 333-210419

       Dear Ms. Cope:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing